Exhibit 21.1

Twin River Worldwide Holdings, Inc. Subsidiaries

NAME OF ENTITY	JURISDICTION

Mile High USA, Inc.	Delaware (DE)

Premier Entertainment Biloxi, LLC (d/b/a Hard Rock Hotel & Casino)	Delaware (DE)

Twin River Management Group, Inc.	Delaware (DE)

Twin River -Tiverton, LLC (d/b/a Tiverton Casino Hotel)	Delaware (DE)

UTGR, Inc. (d/b/a Twin River Casino Hotel)	Delaware (DE)